EXHIBIT 2

English Language Summary of the Instruction Letter and the Purchase Order4

On October 25, 2011 Inversiones Milano S.A. (the “Purchaser”) entered into an agreement with MBA Lazard Sociedad de Bolsa S.A. (“MBA Lazard”) in connection with the potential purchase of additional Class B shares of Telecom Argentina S.A. (the “Shares”) in a Block trade (the “Instruction Letter”).

Pursuant to the Instruction Letter, the Purchaser may give MBA Lazard an irrevocable order to purchase up to 17.3 million Shares in a block trade (the “Purchase”), in compliance with Circular 3338 of the Buenos Aires stock exchange, on or before October 27, 2011. The Purchaser will inform MBA Lazard of the number of Shares to be acquired and the related purchase price (the “Purchase Price”) before the Purchase. Settlement will occur three business days after the Purchase.  Such Purchase will only be made in accordance with an irrevocable order to purchase delivered by the Purchaser to MBA Lazard.

The Purchaser agrees to pay to MBA Lazard a fee equal to 1% of the Purchase Price plus VAT on the settlement date of the Purchase. In addition, the Purchaser will reimburse any cost, expense and/or tax incurred by MBA Lazard in relation to the Purchase.

During the seven days following execution of the Instruction Letter, (i) MBA Lazard undertakes not to directly or indirectly accept any instruction to purchase Shares from any other third party, and (ii) the Purchaser will not directly or indirectly instruct any other third party to purchase Shares.

The Instruction Letter includes customary representations and warranties made by the parties thereto and certain conditions precedent to the completion of any Purchase.

The Purchaser will indemnify MBA Lazard, its subsidiaries, affiliates, directors, officers, employees, advisors and agents against any loss or direct damage (including reasonable legal fees) incurred by any such person in performance of the instructions under the Instruction Letter or arising from untrue statements of the Purchaser contained therein.

Pursuant to an irrevocable order to purchase dated October 27, 2011 (the “Purchase Order”), the Purchaser instructed MBA Lazard to acquire up to 14.5 million Shares at a price per Share of up to Ps 20.50 and a maximum aggregate purchase price of up to Ps 297,250,000. On the same day MBA Lazard confirmed the acquisition, in the name and on behalf of the Purchaser, of 14,480,000 Shares at a price of Ps 20.50 per Share, for a total purchase price of Ps 296,840,000.

4 This Exhibit consists of an English language summary of Spanish language documents and is being filed pursuant to Rule 12b-12 of the Securities Exchange Act of 1934, as amended. The filers will provide the Staff of the U.S. Securities and Exchange Commission copies of such Spanish language documents upon request.